VF 10-2-02

02053245

ES
S E COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED SEP 27 2002 WASH, D.C. 164

SEC FILE NUMBER
8- 34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/01 (MM/DD/YY) AND ENDING 7/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street
(No. and Street)

Pittsburgh	PA	15213-1711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Nixon (412) 621-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards Sauer & Owens
(Name — *if individual, state last, first, middle name)*

500 Warner Center, 332 Fifth Avenue, Pittsburgh, PA 15222
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas M. Nixon & Associates, Inc., as of July 31, 2002, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006
Member, Pennsylvania Association Of Notaries

Thomas M. Nixon
Signature

President
Title

Debra A. Warfield
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2002

FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2002

CONTENTS **PAGE**

EDWARDS
SAUER &
OWENS

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2002 and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
August 23, 2002

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2002

ASSETS

Current Assets		
Cash	$	43,417
Cash - money markets		99,495
Good faith deposit		5,000
Commissions receivable		16,347
Prepaid expenses		5,226
Deferred income taxes		6,112
Shareholder advances		977
Total current assets		176,574
Property and Equipment		
Equipment		39,917
Furniture and fixtures		12,538
Automobile		14,742
		67,197
Less: Accumulated depreciation		(59,561)
		7,636
Other Assets		
Membership deposit		1,800
Total Assets	$	186,010

The accompanying notes are an integral part of these financial statements.

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2002

LIABILITIES AND STOCKHOLDER'S

Current Liabilites	
Accounts payable	$ 1,919
Accrued commissions	5,670
Accrued payroll taxes and other liabilities	62,321
Income taxes payable	14,502
Total current liabilites	84,412
Stockholder's Equity	
Common stock - par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury	601
Additional paid-in capital	68,366
Retained earnings	34,243
	103,210
Less: Treasury stock, at cost	1,612
Total stockholder's equity	101,598
Total Liabilities and Stockholder's Equity	$ 186,010

The accompanying notes are an integral part of these financial statements.

STATEMENT OF LOSS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2002

REVENUES	
Commission Income	$ 595,379
Interest Income	2,646
Miscellaneous Income	5,661
	603,686
OPERATING EXPENSES	
Selling	127,941
General and Administrative	527,741
	655,682
Net Loss before taxes	(51,996)
PROVISION FOR INCOME TAXES	
Current	13,058
Deferred	(11,671)
	1,387
Net Loss	$ (53,383)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2002

COMMON STOCK

Balance at August 1, 2001 and July 31, 2002	$ 601

ADDITIONAL PAID-IN-CAPITAL

Balance at August 1, 2001 and July 31, 2002	$ 68,366

RETAINED EARNINGS

Balance at beginning of year	$ 87,626
Net loss for the year ended July 31, 2002	(53,383)
Balance at end of year	$ 34,243

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	$ (99,060)
Reclassification adjustment for net unrealized loss on available-for-sale securities	662
Reclassification adjustment for funding of minimum pension liability, net of deferred tax	98,398
Balance at end of year	$ 0

TREASURY STOCK

Balance at August 1, 2001 and July 31, 2002	$ 1,612

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (53,383)
Adjustments to reconcile net loss to net cash provided by operating activites:	
Depreciation and amortization	3,558
Gain on sale of investments	(5,661)
Deferred taxes	(11,672)
Decrease (increase) in cash due to changes in assets and liabilities:	
Good faith deposit	563
Accounts receivable	(8,189)
Prepaid expenses	8,563
Prepaid pension costs	63,328
Refundable-payroll taxes	1,438
Accounts payable	(5,968)
Accrued commissions	1,620
Accrued payroll taxes and other liabilities	62,321
Income taxes payable	5,334
Net Cash Provided By Operating Activities	61,852
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(3,897)
Proceeds from sale of investments	17,421
Net Cash Provided By Investing Activities	13,524
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances to shareholders	(303,135)
Repayment of shareholder advances	302,158
Net Cash Used In Financing Activities	(977)
Net Change in Cash and Cash Equivalents	74,399
Cash and Cash Equivalents at Beginning of Year	68,513
Cash and Cash Equivalents at End of Year	$ 142,912

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2002

SUPPLEMENTAL DISCLOSURES	
Cash payments for	
Income taxes	$ 7,724
NON-CASH TRANSACTIONS	
Deferred tax benefit realized on sale of available for sale security	$ 220
Deferred tax benefit realized on funding of defined benefit plan	$ 30,084
Reclassification of change in market value due to sale of available for sale security	$ 882

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Property and Equipment: Equipment, furniture & fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2002 was $3,558.

Advertising: Advertising costs, which are principally included in sales expenses, are expensed as incurred. Advertising expenses was $300 for the year ended July 31, 2002.

Cash Equivalents: For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There are no cash equivalents at July 31, 2002.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – INCOME TAXES

The deferred tax asset for the year ended July 31, 2002 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes of $6,112.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2002, the Company had net capital of $57,484, which was $52,484 more than the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.47 to 1.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities and clears all transactions for customers with a clearing broker. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(ii).

NOTE 5 – CONCENTRATIONS

Approximately 95% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits exceed federally insured limits $45,751 at July 31, 2002.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing April 1, 1998 at $2,500 per month. The lease is renewable for an additional 5 years at $2,625 per month. Rent expense for the year ended July 31, 2002 under this lease was $30,000. Future minimum lease payments for the next five years and in the aggregate are:

2003	$ 20,000
2004	–
2005	–
2006	–
2007	–
	$ 20,000

NOTE 7 – INVESTMENTS

Details of the sales of the available for sale securities are as follows:

Gross proceeds	$ 17,421
Fair value July 31, 2001	(10,878)
Loss reclassified from accumulated other comprehensive income, including deferred tax benefit of $220	(882)
Gain on sale of securities	$ 5,661

The gain on the sale of available for sale securities is included in miscellaneous income on the statement of loss.

NOTE 8 – EMPLOYEE BENEFIT PLAN

During the year ended July 31, 2001, the Company terminated its defined benefit plan. As a result of the plan's termination, the Company recognized pension expense of $165,265 in its statement of loss during the year.

In addition, during the year ended July 31, 2002, the Company established a tax-sheltered annuity plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. Employer contributions to the 401(k) plan of $29,000 are included in accrued payroll taxes and other liabilities at July 31, 2002.

SUPPLEMENTARY SCHEDULES

SCHEDULE I--COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC

July 31, 2002

AGGREGATE INDEBTEDNESS		
Accounts payable	$	1,919
Accrued commissions		5,670
Accrued payroll taxes and other liabilities		62,321
Income taxes payable		14,502
	$	84,412
NET CAPITAL		
Stockholder's equity	$	101,598
Deductions:		
Cash - good faith deposit		5,000
Commissions receivable (non-allowable portion)		16,347
Prepaid expenses		5,226
Property and equipment, net of accumulated depreciation		7,636
Membership deposit		1,800
Haircuts on proprietary positions and commitments		1,990
Deferred income taxes		6,112
	$	57,487
CAPITAL REQUIREMENT		
Minimum net capital requirement	$	5,000
Net capital in excess of requirement		52,487
NET CAPITAL AS ABOVE	$	57,487
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.47 to 1**

There is approximately $3,000 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net Capital per unaudited Part II Focus Report filed as of July 31, 2002	$	54,401
Accrued commissions		(5,671)
Income taxes		(6,302)
Deferred income taxes		16,072
Haircuts on money market accounts		(1,990)
Shareholder advances		977
Audited net capital	$	57,487

SCHEDULE II – SELLING, AND GENERAL AND ADMINISTRATIVE EXPENSES

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2002

SELLING EXPENSES	
Commissions	$ 105,138
Advertising	300
Sales seminars	3,670
Auto	2,448
Licenses, permits and fees	7,869
Quote service	738
Postage	2,242
Telephone	2,769
Travel and entertainment	2,767
	$ 127,941

GENERAL AND ADMINISTRATIVE	
Officers and salaries	$ 204,557
401K contributions	29,000
Bank service charges	1,040
Contributions	1,035
Depreciation	3,558
Dues and subscriptions	8,471
Equipment rental	702
Insurance	5,950
Pension expense	165,265
Professional fees	61,971
Miscellaneous	759
Office	3,030
Rent	30,000
Supplies	2,665
Payroll taxes	9,250
Other corporate taxes	488
	$ 527,741

EDWARDS
SAUER &
OWENS

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

REPORT ON INTERNAL CONTROL STRUCTURE

To The Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon and Associates, Inc. (the Company), for the year ended July 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
August 23, 2002